January 24, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re: Ring Energy, Inc.

Amendment No. 1 to the Registration Statement on Form S-1 filed September 30, 2013

File No. 333-191483

Ladies and Gentlemen:

On behalf of our client, Ring Energy, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) relating to the offer and sale by certain selling stockholders of the Company, including their donees, pledgees, transferees or other successors-in-interests (the “Selling Stockholders”), of up to 3,528,580 outstanding shares (the “Resale Shares”) of the Company’s Common Stock.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated October 21, 2013, in connection with the Registration Statement filed with the Commission on September 30, 2013.

For your convenience, we are providing by courier to Anne Nguyen Parker a courtesy package which includes a copy of this letter and a copy of Amendment No. 1 that has been marked to show changes from the original Registration Statement filed on September 30, 2013.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

General

1.	All Exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. For example, please file the Joint Development Agreement dated effective October 16, 2013 and the August 2013 extension to your revolving credit facility described at page 68. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and will file with Amendment No. 1 the exhibits that are required to be filed, as indicated in the exhibit index set forth at Item 16 of the Registration Statement and all other exhibits required to be filed with the Registration Statement. The Company has previously filed (i) the Joint Development Agreement dated effective October 16, 2013, as Exhibit 10.1 to the Form 8-K filed on October 18, 2013, and (ii) the August 2013 extension to the Company’s revolving credit facility as the Exhibit 10.3 to the Company’s Form 10-Q filed on November 7, 2013. The Company will file the Exhibit 5.1 legal opinion with Amendment No. 1.

Selling Stockholders, page 24

2.	You disclose on your prospectus cover page that the selling stockholders may offer and sell from time to time up to 3,528,580 shares. Please revise your tabular disclosure to clearly reflect the shares beneficially owned prior to and following the offering, and to include all the information required by Item 507. Please ensure that the disclosure reflects the natural persons who have sole or shared voting or investment power over any shareholder entity. See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. In addition, please tell us whether this entity is a broker-dealer or an affiliate of a broker-dealer.

Response: The Company respectfully acknowledges the Staff’s comment and will disclose with Amendment No. 1 the shares beneficially owned prior to and following the offering and all other information required by Item 507. The Company’s disclosures in Amendment No. 1 will reflect the natural persons who have sole or shared voting or investment power over any shareholder entity and whether such shareholder entity is a broker-dealer or an affiliate of a broker-dealer.

Description of Capital Stock, page 33

3.	You disclose that a “vote by the holders of a majority of [y]our outstanding shares of Common Stock entitled to vote is required to effectuate an amendment to [y]our bylaws.” However, your articles of incorporation reflect that the “authority to adopt, amend or repeal bylaws is reserved exclusively to the Board of Directors.” Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and will file with Amendment No. 1 a revised disclosure reflecting that the authority to adopt, amend or repeal the Company’s bylaws is reserved exclusively to the Board of Directors.

The Bylaws of the Company state that the “bylaws may be amended or repealed and new bylaws may be adopted (i) by the affirmative vote of the holders of a majority of the capital stock issued and outstanding and entitled to vote at any meeting of shareholders, unless the Articles of Incorporation of the Corporation grants the authority to adopt, amend or repeal bylaws exclusively to the directors, or (ii) by resolution adopted by the affirmative vote of not less than a majority of the number of directors of the Corporation, unless otherwise prohibited by any bylaw adopted by the shareholders.”

On page 35 of Amendment No. 1, the Company has revised its disclosures to reflect that the authority to adopt, amend or repeal the Company’s bylaws is reserved exclusively to the Board of Directors.

4.	We note you urge investors to “read applicable Delaware law” as it defines their rights as holders of your common stock. However, you disclose elsewhere that you are a Nevada corporation. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 36 of Amendment No. 1 to urge investors to “read applicable Nevada law.”

Internal Controls Over Reserve Estimates, page 52

5.	You disclose that your reserve estimates are reviewed and approved by your Operations Vice President and Chief Executive Officer. You also disclose at page 41 that your proved reserves and related valuations are based on reserve data compiled by Mr. Arguijo. Please clarify the technical person primarily responsible for overseeing your reserve audit and disclose his or her qualifications. See Item 1202(a)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 53 of Amendment No. 1 to disclose that the Company’s Vice President of Operations, a petroleum engineer, and Chief Executive Officer are primarily responsible for overseeing the preparation of the reserves estimates, the process for development such estimates, and for overseeing the reserves audit, as required by Item 1202(a)(7) of Item S-K.

The Company’s reserve data and estimates were compiled, prepared and audited by third party independent consultants, W. Craig Gaines, Michael Arguijo and Williamson Petroleum Consultants, Inc., as described in more detail in the Registration Statement, in compliance with SEC definitions and guidance and in accordance with generally accepted petroleum engineering principles. The technical persons referred to above and those persons employed by Williamson Petroleum Consultants, Inc., meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Natural Gas Reserves Information promulgated by the Society of Petroleum Engineers. The Company’s reserve estimates are prepared by examination and evaluation of production data, production decline curves, reservoir pressure data, logs, geological data, and offset analogies. The third party independent consultants are provided full access to complete and accurate information pertaining to the property, and to all applicable personnel of the Company. The Company’s reserve estimates and process for developing such estimates are reviewed and approved by its Vice President of Operations, Daniel D. Wilson, a petroleum engineer, and Chief Executive Officer, Kelly Hoffman, to ensure compliance with SEC disclosure and internal control requirements and to verify the independence of the third party consultants. Mr. Daniel Wilson, a petroleum engineer and businessman, has 29 years of experience in operating, evaluating and exploiting oil and gas properties. Mr. Kelly Hoffman has 38 years of well-rounded experience in the oil and gas industry. The Company’s management is ultimately responsible for reserve estimates and reserve disclosures and ensuring that they are in accordance with the applicable regulatory requirements and industry standards and practices.

Undertakings, page II-3

6.	Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures set forth at Item 17 in Amendment No. 1 to include all undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. On page II-6 of Amendment No. 1, Item 17 has been amended to include the following as required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K, in addition to those required undertakings previously disclosed in the Registration Statement filed with the Commission on September 30, 2013.

The Registrant hereby undertakes that:

1.

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

2.	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter); (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

7.	We note that the registration statement has not been signed by your chief executive officer or chief financial officer in those capacities pursuant to Instruction 1 to “Signatures” in Form S-1. Please amend your Form S-1 to have your chief executive officer and chief financial officer sign in those respective capacities. In addition, please ensure that your signature page is dated concurrent with the date you file your amendment.

Response: The Company respectfully acknowledges the Staff’s comment. All officers and directors set forth on the signature page had executed the Registration Statement as of the date it was filed; however, their respective signatures were not conformed appropriately. Amendment No. 1 includes the conformed signatures of all of the officers and directors, and the chief executive officer and chief financial officer have signed Amendment No. 1 in the indicated capacities. All such signatures will be dated concurrent with the date Amendment No. 1 is filed.

8.	Please revise your signature certification language with respect to the signature of your Directors to reflect the language set forth in Form S-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its signature certification language to reflect the language set forth in Form S-1.

Exhibits

9.	Exhibits 2.1 and 10.1 were filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: “Edgar Filing,” Version 21 (October 2012) and Item 301 of Regulation S-T.

Response: The Company respectfully acknowledges the Staff’s comment and has amended and resubmitted Exhibits 2.1 and 10.1 in a text searchable format in accordance with the EDGAR Filer Manual, Volume II: “Edgar Filing,” Version 21 (October 2012) and Item 301 of Regulation S-T.

10.	Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K. It does not appear that these interactive data files have been submitted with this registration statement. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has submitted the interactive data files required by Item 601(b)(101) of Regulation S-K.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to the courier who has been instructed to wait. If you have any questions or comments concerning these responses, please do not hesitate to call Mark L. Jones at (713) 358-1791 or Allison Danna at (713) 358-1748.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Burleson LLP

cc:	Securities and Exchange Commission

Attn: Karina Dorin

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

William R. Broaddrick, Ring Energy, Inc.

Kelly Hoffman, Ring Energy, Inc.

Lloyd T. Rochford, Ring Energy, Inc.